July 22, 2019

William Fair
Executive Vice President Finance and Chief Financial Officer
PENN NATIONAL GAMING INC
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

       Re: PENN NATIONAL GAMING INC
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           Form 10-Q for the quarter ended March 31, 2019
           Filed May 8, 2019
           File No. 000-24206

Dear Mr. Fair:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2019

Non-GAAP Financial Measures, page 38

1. We note your disclosure that Adjusted EBITDAR and Adjusted EBITDA, after Lease
      Payments are used by management as measures of the Company's operating performance.
      Please address the following:
        We note that Adjusted EBITDAR eliminates rent expense associated with triple net operating leases, which is a normal, recurring cash operating expense necessary to operate your business. Please tell us how you determined it was appropriate to exclude rent expense from this measure. Refer to Question 100.01 of our Compliance
         & Disclosure Interpretations for Non-GAAP Financial Measures.
        Please clarify for us what Adjusted EBITDA, after Lease Payments represents.
        Please tell us how you calculated your adjustment for Lease Payments and quantify
 William Fair
PENN NATIONAL GAMING INC
July 22, 2019
Page 2
             the amounts aggregated into this adjustment by income statement line item. In this regard, please clarify for us if this adjustment is derived solely from U.S. GAAP expenses, or if it is calculated on a cash basis.
             Please tell us how you determined that Adjusted EBITDA, after Lease Payments is not a liquidity measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



                                                            Sincerely,
FirstName LastNameWilliam Fair
                                                            Division of
Corporation Finance
Comapany NamePENN NATIONAL GAMING INC
                                                            Office of Real
Estate and
July 22, 2019 Page 2                                        Commodities
FirstName LastName